UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: February 28, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS

VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

LAZARE KAPLAN INTERNATIONAL INC.

Full Name of Registrant

Former Name if Applicable

19 West 44th Street

Address of Principal Executive Office (Street and Number)

New York, New York 10036

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Lazare Kaplan International Inc. (the “Company”) has determined that it is unable to timely file its Quarterly Report on Form 10-Q (the “Q3 2015 Form 10-Q”) for the fiscal quarter ended February 28, 2015 (“Q3 2015”).

As reported in prior Forms 12b-25 filed by the Company with the Securities and Exchange Commission, including with respect to the following Annual Reports and Quarterly Reports, the Company has been unable to resolve the material uncertainties concerning (a) the collectability and recovery of certain assets, and (b) the Company’s potential obligations under certain lines of credit and a guarantee (all of which, the “Material Uncertainties”):

Annual Reports:

Form 10-K for the fiscal year ended May 31, 2009 (“2009 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2010 (“2010 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2011 (“2011 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2012 (“2012 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2013 (“2013 Fiscal Year”)

Form 10-K for the fiscal year ended May 31, 2014 (“2014 Fiscal Year”)

Quarterly Reports:

Form 10-Q for the period ended August 31, 2009 (“Q1 2010”)

Form 10-Q for the period ended November 30, 2009 (“Q2 2010”)

Form 10-Q for the period ended February 28, 2010 (“Q3 2010”)

Form 10-Q for the period ended August 31, 2010 (“Q1 2011”)

Form 10-Q for the period ended November 30, 2010 (“Q2 2011”)

Form 10-Q for the period ended February 28, 2011 (“Q3 2011”)

Form 10-Q for the period ended August 31, 2011 (“Q1 2012”)

Form 10-Q for the period ended November 30, 2011 (“Q2 2012”)

Form 10-Q for the period ended February 29, 2012 (“Q3 2012”)

Form 10-Q for the period ended August 31, 2012 (”Q1 2013”)

Form 10-Q for the period ended November 30, 2012 (“Q2 2013”)

Form 10-Q for the period ended February 28, 2013 (“Q3 2013”)

Form 10-Q for the period ended August 31, 2013 (“Q1 2014”)

Form 10-Q for the period ended November 30, 2013 (“Q2 2014”)

Form 10-Q for the period ended February 28, 2014 (“Q3 2014”)

Form 10-Q for the period ended August 31, 2014 (“Q1 2015”)

Form 10-Q for the period ended November 30, 2014 (“Q2 2015”)

Accordingly, the Company is currently unable to finalize its financial statements for the Q3 2015 Fiscal Quarter or file its Q3 2015 Form 10-Q for that period. Additionally, the Company remains unable to finalize its financial statements or file the corresponding (i) Form 10-K for each of its 2009 Fiscal Year, 2010 Fiscal Year, 2011 Fiscal Year, 2012 Fiscal Year, 2013 Fiscal Year or its 2014 Fiscal Year, and (ii) Form 10-Q for each of Q1 2010, Q2 2010, Q3 2010, Q1 2011, Q2 2011, Q3 2011, Q1 2012, Q2 2012, Q3 2012, Q1 2013, Q2 2013, Q3 2013, Q1 2014, Q2 2014, Q3 2014, Q1 2015, or Q2 2015.

The Company intends to as promptly as practicable finalize and file all requisite financial and other information for the periods referenced above with the Securities and Exchange Commission, upon the earlier to occur of (a) the successful resolution of the remaining aspects of the Material Uncertainties or (b) the Company concluding (together with its Independent Public Accountants) that the remaining Material Uncertainties have been resolved to such an extent that it can finalize its financial statements.

Please refer to the Forms 8-K filed by the Company on September 1, 2009, September 16, 2009, October 21, 2009, January 15, 2010, April 14, 2010, August 31, 2010, October 15, 2010, January 14, 2011, April 14, 2011, July 6, 2011, August 30, 2011, October 18, 2011, December 29, 2011, January 18, 2012, April 16, 2012, August 30, 2012, September 7, 2012, October 16, 2012, January 15, 2013, April 15, 2013, June 20, 2013, September 6, 2013, October 16, 2013, January 15, 2014, April 15, 2014, May 20, 2014, September 2, 2014, October 16, 2014, and January 15, 2015.

Forward-Looking Statements

The information provided in this Form 12b-25, including in this Part III and Part IV below, includes forward-looking statements, including, without limitation, statements regarding financial information, the estimated timing for the completion of the Company’s financial statements, the filing of the Company’s Form 10-Q for Q3 2015 and other annual and quarterly reports, and expectations regarding the Company’s legal proceedings.

Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on beliefs and assumptions by the Company’s management, and on information currently available to management. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update any of them publicly in light of new information or future events. A number of important factors could cause actual result to differ materially from those contained in any forward-looking statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact to this notification

William H. Moryto (212) 972-9700

(Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

☐ Yes ☒ No

As further detailed in Part III above, the Company has not yet filed its Annual Reports on Form 10-K for the 2009 Fiscal Year, 2010 Fiscal Year, 2011 Fiscal Year, 2012 Fiscal Year, 2013 Fiscal Year, and 2014 Fiscal Year, or its Quarterly Reports on Form 10-Q for each of Q1 2010, Q2 2010, Q3 2010, Q1 2011, Q2 2011, Q3 2011, Q1 2012, Q2 2012, Q3 2012, Q1 2013, Q2 2013, Q3 2013, Q1 2014, Q2 2014, Q3 2014, Q1 2015, or Q2 2015.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, at this time, the Company is unable to resolve the remaining Material Uncertainties. As such, the Company cannot report its results of operations for Q3 2015, except as set forth below.

The Company anticipates that its reported results of operations for Q3 2015 will reflect significant changes from the corresponding period of the last fiscal year. However, the Company, at this time, can only give a reasonable estimate of its anticipated revenue for Q3 2015, which is subject to the completion of the Company’s audits for its fiscal years ended May 31, 2009, May 31, 2010, May 31, 2011, May 31, 2012, May 31, 2013 and May 31, 2014.

Revenue:

The Company anticipates revenue for the three and nine months ended February 28, 2015 of approximately $9.8 million and $31.4 million, as compared to $14.4 million and $56.9 million for the comparable prior year period.

Net Sales:

The Company anticipates net sales for the three and nine months ended February 28, 2015 of approximately $9.2 million and $29.0 million, as compared to $13.9 million and $41.0 million for the comparable prior year period. The decrease in net sales reflects a decrease in sales of commercial (non-branded) and branded polished diamonds.

Other Revenue:

Other revenue for the three and nine months ended February 28, 2015 was $0.6 million and $2.4 million as compared to $0.5 million and $15.9 million for the comparable prior year periods. Other revenue for the nine months ended February 28, 2014 includes a one-time payment to the Company of $15.0 million pursuant to a settlement agreement signed on September 13, 2013 between the Company and the Gemological Institute of America.

Current uncertain economic conditions continue to impact the sectors of the diamond and jewelry industry in which the Company operates. Rough diamond prices charged by producers have generally been rising ahead of polished diamond prices (which in various categories have experienced price decreases), placing significant pressure on diamond manufacturers, including the Company. In addition, the continued existence of its litigation with Antwerp Diamond Bank N.V. and KBC Bank N.V. and the inability of the Company to timely resolve the Material Uncertainties have adversely impacted the Company's ability to transact business in the ordinary course to the same extent and in the same manner as it did previously. This includes, without limitation, the ability of the Company to maintain and/or expand its operations.

LAZARE KAPLAN INTERNATIONAL INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2015

By:  /s/ William H. Moryto

William H. Moryto, CFO and Vice President